Exhibit 12.1

KOPPERS HOLDINGS INC.

RATIO OF EARNINGS TO FIXED CHARGES

(Dollars in millions, except ratios)

		2005	2006	2007	2008	2009
Earnings:
Income from continuing operations before taxes		$18.2	$18.6	$79.5	$90.0	$35.5
Deduct: Equity earnings net of dividends		0.1	(0.3)	(0.2)	(0.6)	(0.8)
Deduct: Pre-tax income of noncontrolling interests		2.7	1.9	3.1	0.8	3.4
Add: Fixed charges		59.7	69.4	55.5	53.5	71.6

Earnings as defined		$75.1	$86.4	$132.1	$143.3	$104.5

Fixed charges:
Interest expensed		$51.7	$61.3	$45.9	$41.4	$58.7
Interest capitalized		—	0.2	0.3	—	—
Other		—	—	—	0.4	0.5

Rents		25.7	26.1	31.1	39.0	41.5
Interest factor		31%	31%	31%	31%	31%

Estimated interest component of rent		8.0	8.1	9.6	12.1	12.9

Total fixed charges		$59.7	$69.6	$55.8	$53.9	$72.1

Ratio of earnings to fixed charges		1.26	1.24	2.37	2.66	1.45

Preference dividends		$29.0	$—	$—	$—	$—

Ratio of pre-tax income to net income		1.72	—	—	—	—

Preferred dividend factor		$49.9	$—	$—	$—	$—

Ratio of earnings to combined fixed charges and preference dividends (1)	—	—	1.24	2.37	2.66	1.45

(1)	Earnings were insufficient to cover combined fixed charges and preference dividends by and $34.5 million in 2005.